UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

SKYBRIDGE WIRELESS, INC. (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
83082V 10 8 (CUSIP Number)
Jason Neiberger
SKYBRIDGE WIRELESS, INC.
6565 Spencer Street, Suite 205
Las Vegas, NV 89119
(702) 897-8704
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 31, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 83082V 10 8

1.	Names of Reporting Persons. Jason Neiberger I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 17,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,000,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 42%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

                   This Statement relates to the common stock, par $.001 per share (the "Common Stock"), of Skybridge Wireless, Inc., a Nevada corporation (the "Company") owned by the Reporting Person (as defined in Item 2 below).

Item 2. Identity and Background.

(a)	Name: This Statement is filed by Jason Neiberger ("Neiberger" or the "Reporting Person").

(b)	Residence or business address: Neiberger's business address is c/o Skybridge Wireless, Inc., 6565 Spencer Street, Suite 205, Las Vegas, Nevada 89119.

(c)	Present Principal Occupation or Employment: Neiberger is the President of the Company.

(d)	Criminal Conviction: The Reporting Person has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Court or Administrative Proceedings: The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)	Citizenship: The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration:

                   Neiberger acquired these 17,000,000 shares of Common Stock in exchange for all of his common stock of Skybridge Wireless, Inc., a privately held corporation, pursuant to a merger agreement dated March 31, 2003, previously filed on Form 8K dated April 1, 2003.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

Neiberger acquired these shares of Common Stock for investment purposes.
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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	The information required by paragraphs (a) and (b) of this Item 5 is set forth in Items 7-13 of the cover page to this Schedule 13D, which information is incorporated herein by this reference.

(b)	Not applicable.

(c)	Neiberger has not effected any transactions in the Common Stock of the Issuer in the past sixty (60) days other than the acquisition referenced in Item 3.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. The Reporting Person is an officer, director and stockholder of the Company.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2003
Jason Neiberger
By:	/s/ Jason Neiberger Jason Neiberger
Title:	President

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